May 21, 2025
VIA E-MAIL AND EDGAR CORRESPONDENCE

Raymond Be
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Diamond Hill Securitized Total Return Fund: File Nos. 333-22075; 811-08061

Dear Mr. Be:
On March 28, 2025, Diamond Hill Funds (the “Registrant” or the “Trust”) filed a post-effective amendment to its registration statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Amendment”), in connection with the Diamond Hill Securitized Total Return Fund (the “Fund”). On May 14, 2025, you provided oral comments on the Amendment. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Amendment.

Prospectus
1.Comment: The Fund’s expense limitation referenced in the footnote of the fee table currently is in effect for less than one year from the effective date of the Fund’s registration statement. To the extent that the expense limitation does not last more than one year from the effective date of the Fund’s registration statement, please remove the footnote from the fee table.
Response: The Registrant confirms that there will be no expense limitation applicable to the Fund. The Registrant removed the footnote to the Fund’s fee table and corresponding references to an expense limitation with respect to the Fund throughout the registration statement.
Statement of Additional Information
2.Comment: Please supplementally confirm that the Fund’s focus on securitized bonds (which are also related to the real estate industry) will not result in the Fund’s concentration in a particular industry or group of industries.
Response: The Registrant confirms that the Fund’s focus on securitized bonds (which are also related to the real estate industry) will not result in the Fund’s concentration in a particular industry or group of industries.
If you have any questions concerning this request, please contact the undersigned at (614) 469-3297.
Best regards,
/s/Michael V. Wible
cc:    Zeynep Kart